SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

MutualFirst Financial, Inc.

 (Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

62845B 104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62845B 104

1)	NAME OF REPORTING PERSON Mutual Bank Employee Stock Ownership and 401(k) Plan (formerly the Mutual Savings Bank Employee Stock Ownership Plan)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER 63,568
	6)	SHARED VOTING POWER 437,468
	7)	SOLE DISPOSITIVE POWER 501,036
	8)	SHARED DISPOSITIVE POWER -0-
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,036
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.18%
12	TYPE OF REPORTING PERSON EP

CUSIP NO. 62845B 104

ITEM 1(a)	NAME OF ISSUER: MutualFirst Financial, Inc. (the "Corporation)
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 110 E. Charles Street Muncie, Indiana 47305-2400
ITEM 2(a)	NAME OF PERSON FILING: Mutual Bank Employee Stock Ownership and 401(k) Plan (the "KSOP")
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: The business address of the KSOP is: c/o MutualFirst Financial, Inc. 110 E. Charles Street Muncie, Indiana 47305-2400
ITEM 2(c)	CITIZENSHIP: Not applicable.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share (the "Common Stock")
ITEM 2(e)	CUSIP NUMBER: 62845B 104

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and
	(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4

OWNERSHIP:

The KSOP holds an aggregate of 501,036 shares of Common Stock (7.18% of the outstanding shares).  The KSOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the KSOP.

The Trustee may be deemed to beneficially own the 501,036 shares held by the KSOP.  However, the Trustee expressly disclaims beneficial ownership of all of such shares.  Other than the shares held by the KSOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the KSOP, participants in the KSOP are entitled to instruct the Trustee as to the voting of the shares allocated to their KSOP accounts.  On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the KSOP which have not been allocated to participant accounts in the manner directed under the KSOP.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CENTRAL PERSON Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

ITEM 10.

CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012	MUTUAL BANK EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

	By:	First Bankers Trust Services, Inc., as Trustee

	By:	/s/ Kjersti Cory
	Name:	Kjersti Cory
	Title:	Trust Officer

Date: February 10, 2012	FIRST BANKERS TRUST SERVICES, INC.

	By:	/s/ Kjersti Cory
	Name:	Kjersti Cory
	Title:	Trust Officer

February 10, 2012

Mutual Bank

Employee Stock Ownership and 401(k) Plan

110 E. Charles Street

Muncie, Indiana 47305-2400

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

FIRST BANKERS TRUST SERVICES, INC.

By:	/s/ Kjersti Cory
Name: Kjersti Cory Title: Trust Officer

MUTUAL BANK EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

By:	First Bankers Trust Services, Inc., as Trustee

By:	/s/ Kjersti Cory
Name:	Kjersti Cory
Title:	Trust Officer

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